Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

September 28, 2018

VIA EDGAR

Dominic Minore, Senior Counsel

Jason Fox, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2017

File No. 814-00852

Post-Effective Amendment No. 4 to the Registration Statement on Form N-2

File No. 333-191307

Dear Messrs. Minore and Fox:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 25, 2018, which relate to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (File No. 814-00852) filed with the Commission on March 16, 2018 (the “Form 10-K”), and on September 7, 2018, which relate to the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-191307) filed with the Commission on July 16, 2018 (the “Registration Statement”).

The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Form 10-K and/or Registration Statement are referenced in the responses set forth below, such revisions have been included in Post-Effective Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”) filed concurrently with this letter, unless indicated otherwise.

Accounting Comments

Comment No. 1: The Staff refers to the Company’s Schedule of Investments as of December 31, 2017 included in the Form 10-K. In accordance with footnote 4 to Rule 12-12 under Regulation S-X, please disclose the preferential dividend rate for the Company’s income-producing investment in preferred shares of SPBRX, INC. (f/k/a GSV Sustainability Partners, Inc.).

U.S. Securities and Exchange Commission Division of Investment Management September 28, 2018 Page 2

Response: The Company has revised the disclosure in the Schedule of Investments as of June 30, 2018 included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Commission on August 9, 2018 (the “Form 10-Q”), and in the Amended Registration Statement.

Comment No. 2: With respect to the Company’s Schedule of Investments as of December 31, 2017 included in the Form 10-K, please revise the schedule on a go-forward basis to include all required disclosure for any restricted securities in accordance with footnote 8 to Rule 12-12 under Regulation S-X.

Response: As discussed with the Staff on August 6, 2018, the Company undertakes to include the disclosure required by footnote 8 to Rule 12-12 under Regulation S-X in its periodic reports filed with the Commission on a go-forward basis, starting with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2018.

Comment No. 3: The Staff refers to the following disclosure in the footnotes to the Company’s Schedule of Investments as of December 31, 2017 included in the Form 10-K: “All investments are restricted as to resale, unless otherwise noted, and were valued at fair value as determined in good faith by the Company’s board of directors.” The Staff notes that the Company did not include such disclosure in the footnotes to the Company’s Schedule of Investments as of December 31, 2016 included in the Form 10-K. Please include the referenced disclosure in the Company’s future schedules of investments, to the extent applicable.

Response: The Company undertakes to include the above-referenced disclosure in its schedules of investments on a go-forward basis, to the extent applicable.

Comment No. 4: The Staff refers to the Company’s Statement of Assets and Liabilities as of December 31, 2017 included in the Form 10-K. Please confirm that there was no accrued liability under the Company’s administration agreement (the “Administration Agreement”) with GSV Capital Service Company, LLC (the “Administrator”) as of December 31, 2017.

Response: The Company confirms on a supplemental basis that it had no accrued liability under the Administration Agreement as of December 31, 2017.

Comment No. 5: The Staff refers to the following disclosure under the heading “Investment Advisory Agreement – Due to GSV Asset Management” in Note 3 to the Company’s financial statements as of December 31, 2017, on page 100 of the Form 10-K:

As of December 31, 2017, there were no receivables owed to the Company by GSV Asset Management. In addition, as of December 31, 2017, the Company owed GSV Asset Management $231,697 primarily for the reimbursement of overhead allocation expenses and travel expenses.

As of December 31, 2016, there were no receivables owed to the Company by GSV Asset Management. In addition, as of December 31, 2016, the Company owed GSV Asset Management $422,025 primarily for the reimbursement of overhead allocation expenses.

U.S. Securities and Exchange Commission Division of Investment Management September 28, 2018 Page 3

The Staff notes the inclusion of reimbursement of overhead and travel expenses in the payable amounts to GSV Asset Management, LLC (the “Adviser”). Please confirm that these items are not covered by the management fee payable by the Company under the Company’s investment advisory agreement (the “Advisory Agreement”) with the Adviser and fall outside of the Advisory Agreement.

Response: The Company confirms on a supplemental basis that the above-referenced overhead and travel expenses are not covered by the management fee payable by the Company under the Advisory Agreement and fall outside of the Advisory Agreement. The Company advises the Staff that the Company has revised the Form 10-Q and the Amended Registration Statement to re-position the above-referenced disclosure under the “Administration Agreement” sub-heading in Note 3 to the Company’s financial statements as of June 30, 2018, rather than the “Investment Advisory Agreement” sub-heading. The Company advises the Staff that such expenses are reimbursable to the Administrator under the Administration Agreement; however, due to the fact that the Adviser wholly-owns and controls the Administrator, which is a disregarded entity for tax purposes, the Company remits such reimbursement directly to the Adviser.

Legal Comments

Comment No. 6: The Staff refers to the following disclosure in the fourth bullet point under the heading “Summary – Risk Factors” on page 3 of the Registration Statement (the “Fourth Bullet Point”):

For example, as of March 31, 2018, approximately 84% of our net asset value was comprised of investments in ten portfolio companies.

The Staff requests that the Company include disclosure in the Fourth Bullet Point providing the approximate percentage that three of the Company’s portfolio companies, namely Palantir Technologies, Inc., Spotify Technology S.A. and Dropbox, Inc., comprise of the Company’s net asset value.

Response: The Company has included the above-referenced disclosure on page 3 of the Amended Registration Statement.

Comment No. 7: The Staff refers to the following disclosure in the middle of the third full paragraph under the heading “Summary – About GSV Asset Management” on page 5 of the Registration Statement:

Under the Waiver Agreement, GSV Asset Management also agreed to waive its base management fee on any cash balances, effective February 1, 2018, until the earlier of the maturity date of our 5.25% Convertible Senior Notes due 2018 (the “5.25% Convertible Senior Notes due 2018”) or the date that all of the 5.25% Convertible Senior Notes due 2018 have been repurchased or redeemed.

U.S. Securities and Exchange Commission Division of Investment Management September 28, 2018 Page 4

Please advise the Staff as to the status of the repayment of the Company’s 5.25% Convertible Senior Notes due 2018 and how the Company expects to repay the outstanding aggregate principal amount of such 5.25% Convertible Senior Notes due 2018.

Response: The Company advises the Staff on a supplemental basis that it repaid the remaining outstanding aggregate principal amount of its 5.25% Convertible Senior Notes due 2018, including accrued but unpaid interest, on September 15, 2018, which was the maturity date of such convertible notes. The Company used its available funds to make such repayment.

Comment No. 8: The Staff notes that it appears that the Company’s 5.25% Convertible Senior Notes due 2018 will mature prior to the effectiveness of the Registration Statement. As a result, please remove disclosure in the Amended Registration Statement related to such 5.25% Convertible Senior Notes due 2018 remaining outstanding and make any other necessary conforming changes to the disclosure in the Registration Statement regarding such 5.25% Convertible Senior Notes due 2018, including, but not limited to, with respect to the base management fee waiver.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment.

Comment No. 9: Please advise the Staff as to the maturity date of the Company’s $12.0 million senior secured revolving credit facility with Western Alliance Bank (the “Credit Facility”).

Response: The Company advises the Staff on a supplemental basis that the Credit Facility matures on May 31, 2019. The Company refers the Staff to the first line under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Credit Facility” on page 69 of the Registration Statement, which discloses such maturity date.

Comment No. 10: Reference is made to disclosure regarding the catch-up feature of the incentive fee payable to the Adviser under the Advisory Agreement in the third full paragraph under the heading “Summary – About GSV Asset Management” on page 5 of the Registration Statement. The Staff requests that the Company revise such disclosure in the Amended Registration Statement to include more detailed disclosure regarding such catch-up feature similar to the disclosure on page 10 of the Registration Statement.

Response: The Company has revised page 5 of the Amended Registration Statement in response to the Staff’s comment.

Comment No. 11: Reference is made to disclosure in the third full paragraph under the heading “Summary – About GSV Asset Management” on page 5 of the Registration Statement regarding GSV Asset Management, LLC agreeing to forfeit $5.0 million of previously accrued but unpaid incentive fees. The Staff requests that the Company confirm whether the forfeiture of such $5.0 million of previously accrued but unpaid incentive fees is a permanent waiver of such incentive fees.

U.S. Securities and Exchange Commission Division of Investment Management September 28, 2018 Page 5

Response: The Company confirms on a supplemental basis that the above-referenced forfeiture of $5.0 million of previously accrued but unpaid incentive fees is a permanent waiver of such incentive fees.

Comment No. 12: The Staff notes that pursuant to its previously released position, business development companies, such as the Company, may invest up to 15% of their net assets in companies excluded from the definition of “investment company” under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”). If the Company would like to reserve the right to invest in such companies, the Staff advises the Company to include disclosure in the Amended Registration Statement providing that the Company will limit its investments in such companies to 15% of the Company’s net assets.

Also, please advise the Staff as to whether the Company expects to invest in such companies.

Response: The Company has revised pages 2 and 78 of the Amended Registration Statement to include the above-referenced disclosure.

The Company advises the Staff on a supplemental basis that as a part of its investment objective the Company seeks to invest principally in the equity securities of venture-capital-backed emerging companies and may invest on an opportunistic basis in select publicly traded equity securities or the securities of certain other companies that otherwise meet the Company’s investment criteria, as disclosed in the Registration Statement. Although investing in companies excluded from the definition of “investment company” under Section 3(c)(1) and Section 3(c)(7) of the 1940 Act is not a principal part of the Company’s investment objective, the Company will reserve the right to invest in, or consider investing in, such companies to take advantage of investment opportunities that meet the Company’s investment criteria.

Comment No. 13: The Staff notes that the Registration Statement includes disclosure in a line item of the fees and expenses table under the heading “Fees and Expenses” on page 13 of the Registration Statement regarding the management fee waiver. The Staff advises the Company that in order to present such line item disclosure in the Registration Statement, the management fee waiver must extend out for a period of 12 months from the date of the prospectus included in the Registration Statement (the “Prospectus”). If such management fee waiver will not extend out for such 12-month period, please remove such disclosure and any other similar disclosure in the Registration Statement, and make any necessary conforming revisions to the disclosure in the Registration Statement.

Response: The Company advises the Staff on a supplemental basis that pursuant to the Adviser’s voluntary waiver of certain fees payable to it under the Advisory Agreement (the “Waiver Agreement”), the change to the base management fee from 2.00% to 1.75% is a permanent waiver that will extend beyond the above-referenced 12-month period. As a result, the Company will retain the above-referenced disclosure in the Amended Registration Statement.

U.S. Securities and Exchange Commission Division of Investment Management September 28, 2018 Page 6

The Company further advises the Staff that the Waiver Agreement also includes a waiver of the base management fee on any cash balances until such time as the Company’s 5.25% Convertible Senior Notes due 2018 are no longer outstanding. In light of the fact that the Company repaid the remaining outstanding aggregate principal amount of its 5.25% Convertible Senior Notes due 2018, including accrued but unpaid interest, on September 15, 2018, the Company has revised the Amended Registration Statement to clarify that the waiver of the base management fee on any cash balances was effective only from February 1, 2018 to September 15, 2018, pursuant to the Waiver Agreement.

In addition, the Company notes that pursuant to the Waiver Agreement the incentive fees payable to the Adviser under the Advisory Agreement are subject to certain high-water marks, which extend for a period greater than 12 months from the anticipated date of the Prospectus. As a result, the Company will retain disclosure in the Amended Registration Statement relating to the application of the Waiver Agreement to such incentive fees.

Comment No. 14: Reference is made to disclosure of the $5.0 million incentive fee waiver in the financial tables under the heading “Selected Quarterly Financial Data” on page 18 of the Registration Statement. Specifically, the columns titled “Quarter Ended March 31, 2018” and “Quarter Ended March 31, 2017” each include a line item related to the $5.0 million incentive fee waiver. Please confirm whether such line items disclosing the $5.0 million incentive fee waivers are the same or separate incentive fee waivers.

Response: The Company has revised the above-referenced disclosure in the Amended Registration Statement to make clear that there was no $5.0 million incentive fee waiver for the quarter ended March 31, 2017.

Comment No. 15: The line item “Net Increase in Net Assets Resulting from Operations” in the financial table for the quarter ended March 31, 2018 under the heading “Selected Quarterly Financial Data” on page 18 of the Registration Statement reflects an amount of $6,966,296. The Staff requests that the Company consider including a footnote reflecting that $5,000,000 of such $6,966,296 is a result of the $5,000,000 incentive fee waiver and consider including similar or other appropriate disclosure in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Amended Registration Statement regarding the impact of such incentive fee waiver on the net increase in net assets resulting from operations. In addition, the Staff requests that the Company consider including disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Amended Registration Statement stating whether the $5,000,000 incentive fee waiver is treated as a carry-forward.

Response: The Company has revised pages 19, 60, 64 and 79 of the Amended Registration Statement in response to the Staff’s comment and to clarify that the $5,000,000 incentive fee waiver constituted a one-time forfeiture by the Adviser. With regard to the Staff’s comment regarding the “Risk Factors” section, the Company respectfully advises the Staff that the Company does not believe that the fact that the Adviser’s forfeiture of $5,000,000 of previously accrued but unpaid incentive fees was a one-time occurrence poses any incremental material risk to investors that is not already communicated by the Company’s above-referenced revisions regarding the one-time nature of the waiver.

U.S. Securities and Exchange Commission Division of Investment Management September 28, 2018 Page 7

Comment No. 16: The Staff requests that the Company consider expanding the disclosure under the subheadings “Palantir Technologies, Inc.,” “Spotify Technology S.A.” and “Dropbox, Inc.” on page 84 of the Registration Statement in light of Item 8.6.a of Form N-2 and the instructions related thereto.

Response: The Company has revised page 89 of the Amended Registration Statement in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Mark Klein, GSV Capital Corp.

Allison Green, GSV Capital Corp.

Payam Siadatpour, Eversheds Sutherland (US) LLP